VIA EDGAR AND OVERNIGHT MAIL

April 20, 2016

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: William H. Thompson
Accounting Branch Chief

Re:    O’Reilly Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 000-21318

Dear Mr. Thompson:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 7, 2016, to Mr. Greg L. Henslee, Chief Executive Officer of O’Reilly Automotive, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filing. For convenience, we have included our responses below, preceded by the exact text of the Staff’s comment.

Consolidated Statements of Cash Flows, page 46

1.
Please tell us your consideration of disclosing noncash investing and financing activities that affect recognized assets or liabilities but do not result in cash receipts or cash payments during each year presented. Please refer to ASC 230-10-50-3.

Response:

The Company applies the guidance provided by the Financial Accounting Standards Board Accounting Standards Codification 230-10-50-3-Noncash Investing and Financing Activities (“ASC 230-10-50-3”) when evaluating applicable disclosures related to noncash investing and financing activities that affect recognized assets or liabilities but do not result in cash receipts or cash payments during each year presented. According to ASC 230-10-50-3,

Information about all investing and financing activities of an entity during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be disclosed. Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.

Applying this guidance for each period presented, the Company examines changes in its recognized assets and liabilities for determination of the appropriate classification and disclosure in the Company’s Consolidated Statements of Cash Flows. During this examination process, potential noncash investing and financing activities are evaluated for required supplemental disclosures. For the years ended December 31, 2015, 2014 and 2013, no material transactions were

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discovered during this evaluation process that would require disclosure as a noncash investing or financing activity. The Company did identify certain immaterial noncash investing and financing activities during its examination process, primarily related to accrued costs for construction in process assets for new stores and distribution centers. The Company’s Consolidated Balance Sheets reported for each period reflected these values as a component of Net property and equipment and as a component of Other current liabilities; however, the total of these transactions did not exceed $5 million for any of the years presented and were determined to be immaterial for supplemental disclosures as the accruals were less than 0.1% of Net property and equipment in each reported period. To the extent applicable, the Company did provide disclosures elsewhere in its Annual Reports on Form 10-K stating that certain noncash investing or financing activities did not occur during the periods presented. For example, in the Leasing Note to the Company’s Consolidated Financial Statements for each of the years ended December 31, 2015, 2014 and 2013, the Company stated that it did not acquire any property under capital lease agreements and in Part II, Item 5 for each of the years ended December 31, 2015, 2014 and 2013, the Company stated that it did not declare a dividend.

The Company will continue to examine changes in its recognized assets and liabilities for determination of the appropriate classification and disclosure in its Consolidated Statements of Cash Flows and will continue to evaluate any potential noncash investing and financing activities during this process. Any material transactions that are identified as noncash will be properly disclosed as supplemental noncash activities, either summarized in a schedule accompanying the Company’s Consolidated Statements of Cash Flows or in narrative form elsewhere in the Company’s Notes to its Consolidated Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Segment reporting, page 47

2.
We note your disclosure in Item 1 that you carry an extensive product line including new and remanufactured automotive hard parts, maintenance items and accessories. We also note you offer many enhanced service and programs to your customers. Please tell us the significance of revenues from services and your consideration of disclosing net sales and costs and expenses applicable to sales of tangible products and revenues from services on the face of the statements of income in accordance with paragraphs (b)1(a) and 2 of Rule 5-03 of Regulation S-X. In addition, please tell us what consideration you gave to disclosing revenue for each group of similar products and services in accordance with ASC 280-10-50-40.

Response:

The Company does offer enhanced services and programs to its customers as disclosed in Item 1 of its Annual Report on Form 10-K. For the majority of these enhanced services and programs the Company does not generate revenue and most of these enhanced services are offered at no charge to our customers. Services offered to our customers at no charge that may not directly relate to the purchase of a product include used oil, oil filter and battery recycling, battery diagnostic testing, electrical and module testing, check engine light code extraction and loaning tools. Other services that are provided to the Company’s customers at no charge, but may be related to the purchase of a product, include battery, wiper and bulb installation and professional paint shop mixing. As a courtesy to our customers, the Company’s Team Members will assist our customer’s with the installation of purchased products in the parking lots outside of the Company’s stores. The Company does not charge an additional fee for these customer service related activities, and the normal selling price is charged to the customer regardless of whether or not the customer requests the assistance of the Team Member to install these items. The Company provides these no charge, enhanced services and programs to our customers as a component of its focus on consistent, excellent customer service.

Certain of the enhanced services and programs offered to the Company’s customers do generate an immaterial amount of revenue for the Company. For the years ended December 31, 2015, 2014 and 2013, the Company generated $10.2 million, $10.2 million and $10.4 million, respectively, of service revenue generated from providing drum and rotor resurfacing and other machine shop services. These amounts represented less than 0.2% of total consolidated Company revenue for each of the years reported. The Company evaluated the guidance in Regulation S-X Rule 5-03, paragraphs (b)1(a) and 2 and determined the total revenue generated from these services is not material for discrete disclosure.

The Company also evaluates the requirements of the guidance provided by the Financial Accounting Standards Board Accounting Standards Codification 280-10-50-40-Information About Products and Services (“ASC 280-10-50-40”) related to disclosing revenues for each group of similar products and services. ASC 280-10-50-40 states,

A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

In evaluating the requirements of ASC 280-10-50-40, the Company determined that all of the products sold in its stores are similar products, as they fulfill the automotive care needs of the Company’s customers. As the Company views all of the products sold as similar products, revenues are reported in the Company’s general-purpose financial statements as a single line. The Company then utilizes the financial information produced by its general-purpose financial statements to report revenues to the public as a single line.

The Company will continue to monitor and evaluate the need for discrete disclosure of similar product and service revenue as required by Rule 5-03 of Regulation S-X, as well as ASC 280-10-50-40. If, in the future, the Company determines that the products it sells are not similar in nature and the discrete product sales become material, it will provide all required disclosures in the applicable future periods.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

/s/	Thomas McFall
Thomas McFall
Executive Vice President / Chief Financial Officer
Direct Line: (417) 874-7162
Email: tmcfall@oreillyauto.com

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